February 25, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly Browning

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 90
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on February 25, 2021, on Post-Effective Amendment No. 90 to the Trust’s Registration Statement on Form N-1A filed on December 30, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

1.	Comment: Facing Sheet

Please be advised that there is an error on the facing page related to the effective date of the registration statement.

Response:	The Trust acknowledges the staff’s comment and will ensure that the issue is corrected in the subsequent filing under Rule 485(b).

  Comment: Footnote to Annual Operating Expense Tables

The information contained in the footnotes of the Annual Operating Expense Tables should reflect the expense limitations of each share class without approximating the fees. Please clarify the disclosure to accurately reflect the expense limitations in the footnote.

Response:	The Trust confirms that the disclosure in the footnote has been revised as requested. Please see the updated disclosure below:

Brown Brothers Harriman & Co., through a separately identifiable department has contractually agreed to limit Total Annual Fund Operating Expenses of Class N Shares and Retail Class Shares to 1.25% until March 1, 2022 (excluding interest, taxes, brokerage commissions, and other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business, and amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”)) (the “Expense Limitation Agreement”). Because Rule 12b-1 fees are excluded from the expense limit, total operating expenses after waiver/reimbursement for Retail Class Shares of the Fund are 1.50% as shown above. The Expense Limitation Agreement may only be terminated during its term with approval of the Fund’s Board of Trustees (the “Board”).

3.	Comment: Principal Investment Strategies

For each of the applicable Funds, please confirm whether the consideration of environmental, social and governance factors (“ESG Factors”) is a principal investment strategy. If the consideration of ESG Factors is a principal investment strategy, please include disclosure of such in Item 4. Additionally, if the consideration of ESG Factors is a principal investment strategy, please include additional disclosure related to the consideration of ESG Factors.

Response:	The Trust acknowledges the consideration of ESG Factors as part of BBH’s overall bottoms up investment philosophy. Furthermore, the Trust confirms that the Item 4 disclosures in the relevant Fund principal investment strategies has been updated to include the following language:

As part of the Fund’s investment process, the Adviser considers environmental, social and governance (“ESG”) factors for  each investment in the portfolio.   ESG factors include, but are not limited to the environmental and social impact of the issuer, as well as the issuers instituted governance programs.

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.

Sincerely,
/s/ Suzan M. Barron
Suzan M. Barron
Secretary, BBH Trust